February 27, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C.  20549

Re:	Akorn, Inc.
Form 10-Q for the Quarterly Ended September 30, 2016
Filed November 3, 2016
File No. 001-32360

Dear Mr. Rosenberg,

Akorn, Inc. (“Akorn,” the “Company” or “we”) is submitting this letter in response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2017, with respect to Akorn’s above-referenced filing with the Commission.

Set forth below are the heading and text of each comment followed by our response:

Notes to Consolidated Financial Statements

Note 4 – Accounts Receivable Allowances, page 15

1.	We have reviewed your response to prior comment 1 of our January 25, 2017.
•	Please revise your disclosure to explain the reason for the significant decrease in your reserve for rebates during the three and nine months ended September 30, 2016, as detailed in your response. Considering that rebates processed appear to be a significant reason contributing to the significant decrease in the reserve, also disclose the amount of the actual rebates processed during each period presented.

Response:

We acknowledge and agree with the Staff’s request for inclusion of the requested information in our SEC filings. Below is the disclosure we plan to make as a footnote to the first table in Note 3-Accounts Receivable, Sales and Allowances of our 2016 Form 10-K:

“(1) The primary reason for the significant decrease in the reserve for rebates for the twelve months period ended December 31, 2016 compared to the balance at December 31,2015 is due to an abnormal delay in processing the 2015 rebates driven in part by the 2014 Financial Restatement efforts. In 2016, the rebates reserve balance declined each subsequent quarter-end reporting period as the Company progressively returned to normal processing timing of rebate claims. The rebates processed during full year 2016 are disclosed under the caption “charges processed,” in the table below.”

Consistent with our conversation with the Staff on Friday February 24, the Company plans to include the above disclosure in future periodic filings as applicable, beginning with the Company’s 2016 Form 10-K.

•	Your response indicates that the Company’s current systems and processes do not capture the chargeback and rebate settlements by the period in which the original sales transaction was recorded, as well as indicating the reasons therefore. Further, page 227 of your 2015 Form 10-K discloses a material weakness in which you found errors in the underlying data used to support significant estimates with respect to your gross to net revenue adjustments due to your lack of controls designed to validate the completeness and accuracy of those estimates. As such, it appears that the Company is unable to reasonably determine the dollar amount of the change in estimate in its gross to net reporting reflected in its results of operations. If true, please disclose that the Company is unable to reasonably determine the dollar amount of the change in estimate in its gross to net reporting reflected in its results of operations for each period presented and the reasons therefore. Otherwise, disclose the change in estimates recorded in each period presented for each gross to net reserve.

Response:

The Company advises the staff that its current systems and process do not capture the chargeback and rebate settlements by the period in which the original sales transaction was recorded. However, based on the Company’s control procedures described below, the Company is confident that the provision has been recorded in the proper period, and reserves are adequate.

The Company plans to make the following disclosure as a footnote to the third table in Note 3-Accounts Receivable, Sales and Allowances in its 2016 Form 10-K:

“Provisions and utilizations of provisions activity in the current period which relate to prior period revenues are not provided because to do so would be impracticable. Our current systems and processes do not capture the chargeback and rebate settlements by the period in which the original sales transaction was recorded. Chargeback and rebate claims are not submitted by customers with sufficient details to link the accrual recorded at the point of sale with the settlement of the accrual. As a result, the Company is unable to reasonably determine the dollar amount of the change in estimate in its gross to net reporting reflected in its results of operations for each period presented, and, those changes could be significant. However, the Company uses a combination of factors and applications to estimate the dollar amount of reserves for chargebacks and rebates at each balance sheet date. The Company regularly monitors the chargeback reserve based on an analysis of the Company’s product sales and most recent claims, wholesaler inventory, current pricing, and anticipated future pricing changes. If claims are different from the estimate due to changes from estimated rates, accrual rate adjustments are considered prospectively when determining provisions in accordance with authoritative GAAP.”

The Company respectfully advises the Staff that the material weakness disclosed in the 2015 Form 10-K is not a contributing factor to the existing systems and process limitations in capturing the chargeback and rebate settlements by the period in which the original sales transaction was recorded. Further, the Company advises the Staff that the resolution of the material weakness will not afford the company the ability to provide the information the Staff is requesting. The 2014 restatement was in part the result of an incorrect methodology whereby not all rebates were included in the rebate pipeline accrual.  The methodology was corrected and implemented for 2014 and subsequent reporting periods.  Further, a contributing factor resulting in under accrual of rebate liabilities was due to challenges integrating companies acquired during 2014. This process was completed in 2015, and during 2016, all chargebacks and rebates were recorded with the same process and system. While a material weakness exists in our control environment through September 30, 2016, the Company undertook control procedures to help ensure greater completeness and accuracy of estimates used in the gross to net revenue accruals as disclosed in section 9A page 229 of the 2015 10-K under the caption “Control Environment.” These procedures include conducting data validation procedures on certain reports related to gross to net adjustments and implementing automation of significant gross to net revenue accruals. An overview of the specific control procedures related to gross to net accruals is provided in Note 2 – Summary of significant accounting policies of the referenced period.

Should you have any questions, please contact me, at (847) 279-6100, or by e-mail at duane.portwood@akorn.com.

Very truly yours,

/s/ Duane A. Portwood

Duane A. Portwood

Chief Financial Officer

Date: February 27, 2016